September 20, 2012

VIA EDGAR TRANSMISSION

Bo J. Howell

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Compass EMP Funds Trust. File Nos. 333-181176 and 811-22696

Dear Mr. Howell:

On May 4, 2012 Compass EMP Funds Trust (the "Registrant"), on behalf of the 17 separate series (each a "Fund", collectively, the "Funds") of the Registrant, filed a Registration Statement under the Securities Act of 1933 on Form N-1A.  On June 7, 2012, you provided written comments to the Registration Statement.  By letter dated September 4, 2012, the Registrant provided responses to those comments followed by the September 5, 2012 filing of Pre-Effective Amendment Number 1 to the Registrant’s Registration Statement.  On September 10, 2012, you provided oral comments on the Amendment.  Please find below responses to those comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Where a comment is made, it has been treated as applicable to all Funds with similar disclosure appearing elsewhere in the Registration Statement.  The Registrant and its principal underwriter intend to submit a request for effectiveness by separate letter following the filing of Pre-Effective Amendment Number 2.

Comment 1.

Please revise the name of any Fund that is intending to include the notional amount of futures contracts for purposes of complying with Rule 35d-1, or revise its investment strategy such that it is able to comply with Rule 35d-1 through its investment in securities.

Response.

The Registrant has amended the name of the relevant Funds to include the word “strategy” such that each Fund is no longer within the ambit of Rule 35d-1.

Comment 2.

Please provide disclosure explaining why the “REIT” Fund refers to the REIT Index as "unmanaged" when it appears that there is some management of the Index's hedging strategy.

Response.

The Registrant has amended disclosures to make clear the composition of the REIT Index is "unmanaged" because it is not subject to discretionary human intervention but derived from mathematical formulas.

Comment 3.

Please explain how the REIT Fund's principal investment strategy of investing primarily in the securities of Real Estate Investment Trusts is consistent with the Fund's concentration policy, which prohibits the Fund from investing more than 25 percent of its assets in any one industry or group of related industries.

Response.

The Registrant has revised its concentration policy with respect to the REIT Fund and related disclosures to state that REITs are deemed to be a part of the real estate industry and that the Fund concentrates investments in the real estate industry.

Comment 4.

Some Fund’s disclosure says, "[d]uring a period of market decline, the Index's exposure to the market may be as low as 25% depending on the magnitude and duration of such decline."  Please explain why the Fund investing less than 80 percent of its assets in the particular type of investment included in the Fund's name (i.e., REITs) does not violate Rule 35d-1 under the Investment Company Act of 1940 (the "Company Act").

Response.

The Registrant notes that the Fund’s 80% investment policy refers to stocks in the index, not the index itself and therefore does not pose Rule 35d-1 concerns.

Comment 5.

The disclosure for both “Commodity” Funds and the “Managed Futures” Fund does not mention any concentration limitations.  Please explain how a Fund's principal investment strategy of investing in commodities is consistent with the Fund's concentration policy, which prohibits the Fund from investing more than 25 percent of its assets in commodities that would expose the Fund to any one industry or group of related industries (e.g., Agricultural Products-Crops, Metal Mining, Crude Petroleum & Natural Gas, etc.).

Response.

The Registrant has amended related disclosures for the Commodity Funds to state that each relevant Fund will concentrate in commodity investments as part of a related group of "commodities industries" and has amended the respective fundamental.  The Managed Futures Fund does not concentrate.

Comment 6.

Disclosure provides a description of a Fund's expected "average fixed-income maturity."  Since average maturity does not give an accurate description of the Fund's maturity policy, please provide the range of the Fund's dollar-weighted average portfolio maturity.

Response.

The Registrant has amended each affected Fund’s disclosures to state that average maturity is measured by dollar-weighted average maturity.

Comment 7.

Disclosure provides a description of a Fund's expected "average credit quality."  Please remove this disclosure from the registration statement unless the Fund confirms that an independent rating agency has verified the calculation.  If an independent rating agency has verified the calculation then please provide appropriate disclosure.  Also, provide any related lower-bound on credit quality.

Response.

The Registrant does not believe there is any regulatory requirement or command that an independent rating agency verify the calculation of average credit quality and believes that Fund-provided computations are common practice and readily accepted by prospective shareholders.  Additionally, each affected Fund has amended its disclosures to state that up to 15% of the fixed income portfolio may be invested in B- or better rated junk bonds and has included related risk disclosures and noted that credit quality is measured using a dollar-weighted methodology.

Comment 8.

For Funds that include a bonds as a principal strategy, please include a credit quality minimum, if any.

Response.

The Registrant has amended the relevant Fund’s disclosures to include a credit quality minimum pursuant to comment 7.

Comment 9.

For Funds that include an average "A" bond credit quality disclosure, please explain how this disclosure is consistent with FINRA's position that the practice of using a weighted-average bond rating that has not been assessed by a nationally recognized statistical rating organization is misleading when used in shareholder communications because it gives the impression that the fund's overall credit quality has been independently determined.

Response.

The Registrant has does not believe that the weighted average credit rating of each relevant Fund's bond portfolio is subject to the computational manipulation that was the cause of FINRA's concern.  Additionally, the Registrant believes that a prospectus is not a form of communication that is directly within the ambit of FINRA's regulatory framework on shareholder communication.

The Registrant and the adviser have applied for an exemptive order (the "Order") from the SEC that would permit the adviser, with Board of Trustees approval, to enter into sub-advisory agreements with sub-advisers without obtaining shareholder approval.  The Order, if granted, would also permit the adviser, subject to the approval of the Board of Trustees, to replace sub-advisers or amend sub-advisory agreements, including fees, without shareholder approval whenever the adviser and the Trustees believe such action will benefit a Fund and its shareholders.  The Registrant will not condition any request to declare the Registrant's registration statement effective upon the status of the Order.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP